Espartaco “Taco” Borga

Espartaco “Taco” Borga was born in Madrid, Spain in June 1963, the son of a Venezuelan father and Mexican mother—both celebrated film stars in Latin America and Spain. He spent his childhood and adolescence between Europe and Latin America, where he developed a deep appreciation for authentic, regional cuisines.

After studying Business Administration in Mexico City, Taco moved to Beverly Hills in 1980 to support his father in opening *Espartacus' Fiesta*, a restaurant in Santa Monica. It was there that he began shaping his career in the restaurant industry.

Throughout the 1980s, Taco launched several restaurants and nightclubs in Santa Barbara, Beverly Hills, and New York. In 1988, he relocated to Dallas to open *Raffles* at the Crescent Court Shopping Center, which was named one of the top new restaurants of the year by *The Dallas Morning News*.

In 1989, he co-founded *ZuZu Handmade Mexican Food*, a pioneering fast-casual concept known for its fresh, high-quality, and convenience-driven menu. A franchising program launched in 1991 quickly expanded to over 200 locations. *ZuZu* received national acclaim, including being named one of the first “Hot Concepts” by *Nation's Restaurant News* and *The Wall Street Journal*. In 1994, Arby's acquired the company, and Taco stepped down from his executive role.

In 1996, he co-founded *Lavendou Provincial Bistro* with Pascal Cayet, again earning “Top New Restaurant” honors from *The Dallas Morning News*. Around this time, he also helped his father reimagine the family's restaurants in Marbella, Spain.

After 13 years of courtship, Taco married Dunia and together they launched *La Duni Latin Café* in May 2001. By January 2002, *La Duni* was named one of the top 20 new restaurants in America by *Esquire Magazine*, and among the top five in Dallas by *The Dallas Morning News*. In 2003, *La Duni* was recognized as one of the best restaurants in America by *The Zagat Guide* and *Gourmet Magazine*, and one of the top 50 Hispanic restaurants in the U.S. by *Hispanic Magazine*, among many other accolades.

A visionary in restaurant technology, Taco began exploring robotics prior to COVID-19, making *La Duni* the first restaurant in Texas to introduce robots into front-of-house service. His work continued into testing and developing next-generation AI-controlled refrigeration and vending technology, ultimately leading to the founding of *Venduni*—a Smart Hospitality company redefining how artisanal food and technology come together.

Venduni:
Taco Borga- Co-CEO: Executive Chef, CTO and Operations Leader

Primary Focus: Food, kitchen, and restaurant operations

Espartaco "Taco" Borga

- **Menu Development & Culinary Vision**:
Create and innovate menu items to maintain quality, consistency, and alignment with the cafe's brand and vision.
- **Kitchen Management**:
Oversee kitchen staff, food preparation, and inventory management to ensure efficiency and quality control.
- **Operational Excellence**:
Manage day-to-day cafe operations, including service standards, customer experience, and staff training.
- **Vendor and Supplier Relations**:
Build and maintain relationships with restaurant partners, food suppliers and vendors, ensuring the sourcing of high-quality ingredients at optimal costs.
- **Health & Safety Compliance**:
Ensure adherence to food safety, sanitation, and health regulations within the kitchen and dining areas.
- **Team Leadership**:
Motivate and manage the operating partners, kitchen and floor staff, fostering a positive and collaborative work environment.

Shared Responsibility with Joseph Harberg Co-CEO: Marketing

Both Co-CEOs Collaborate On:

- **Marketing Strategy**:
Develop and implement marketing plans to attract and retain customers, drive sales, and build brand loyalty.
- **Social Media and Digital Presence**:
Work together to oversee the cafe's social media channels, website, and digital marketing campaigns.
- **Promotions and Events**:
Plan and execute promotional events, collaborations, and campaigns to increase visibility and customer engagement.
- **Customer Feedback Integration**:
Use customer feedback to refine marketing strategies, improve offerings, and enhance the overall customer experience.

Form C:

Espartaco “Taco” Borga

Espartaco V Borga Villar's current primary role is with the Issuer. Positions and offices currently held with the issuer:

Position: Co-CEO, Executive Chef, CTO, Operations Leader

Dates of Se1vice: June, 2023 • Present

Responsibilities: Primary Focus: Food, kitchen, and restaumnt operations. Menu Development & Culinary Vision: Create and innovate menu items to maintain quality, consistency, and alignment with the cafe's brand and vision. • Kitchen Management: Oversee kitchen staff, food preparation, and inventory management to ensure efficiency and quality control. Operational Excellence: Manage day-to-day cafe operations, including service standards, customer experience, and staff training. Vendor and Supplier Relations: Build and maintain relationships with restaurant chef partners, food suppliers and vendors, ensuring the sourcing of high-quality ingredients at optimal costs. Health & Safety Compliance: Ensure adherence to food safety, quality control, sanitation, and health regulations within the kitchen and dining areas. Team Leadership: Motivate and manage the operating partners, kitchen and floor staff, restaurant and chef collaborations, fostering a positive and collaborative work environment. Technology: oversees the recipe and food development with Chefs and restaurants utilizing the technology, responsible for R&D on new technology used by Venduni.

Other business experience in the past three years:

Employer: Latin Restaurants Operations, LLC (and affiliates)

Title: CEO

Dates of Service: April, 2001 - Present

Responsibilities: leader of Concept and leader of operations and administration for the restaurants. Also responsible for all R&D for food and technology.

20 hours a week, the rest of the 60-80 work week are for Venduni.

Latin Restaurants Operations, LLC (and affiliates)